UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

AFH Acquisition VII, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Amir Farrokh Heshmatpour

9595 Wilshire Blvd, Suite 700

Beverly Hills, CA 90212

(310) 492-9898

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

May 31, 2013

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f), or 13d-1 (g), check the following box: [  ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1)	NAME OF REPORTING PERSON Roger Jenkins
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	[ ] [ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

	NUMBER OF	7) SOLE VOTING POWER 1,250,000
SHARES
	BENEFICIALLY OWNED BY EACH	8) SHARED VOTING POWER
	REPORTING PERSON WITH	9) SOLE DISPOSITIVE POWER 1,250,000
10) SHARED DISPOSITIVE POWER

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.28% (1)

14)	TYPE OF REPORTING PERSON IN

(1) Based on 6,483,217 shares of common stock outstanding as of June 10, 2013.

2

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0,001 per share (the “Common Stock”) of AFH Acquisition VII, Inc., whose principal executive offices are located at c/o Amir Farrokh Heshmatpour, 9595 Wilshire Blvd, Suite 700, Beverly Hills, CA 90212 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Roger Jenkins (the “Reporting Person”).

(b) The business address of the Reporting Person is 25919 Dark Creet Road, Calabasas, CA, 91302.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is providing consulting services to certain financial institutions. Mr. Jenkins is not employed at any corporation or other business entity.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.K.

Item 3. Source and Amount of Funds or Other Consideration.

On May 31, 2013, Mr. Jenkins purchased 1,250,000 shares of the Common Stock and 25% of the AFH Warrants (as defined below) from AFH Holding & Advisory, LLC (“AFH Advisory”) in consideration of $1,000,000. The source of funding for this purchase was through personal funds. In addition, AFH Advisory agreed to contribute its right to receive the Additional Shares (as defined below) to a newly formed limited liability company, in which AFH Advisory will hold 60% membership interest and Jenkins will hold 40% membership interest.

Item 4. Purpose of Transaction.

The purpose of Mr. Jenkins’ acquisition of shares of Common Stock is for investment.

3

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 1,250,000 shares of Common Stock, representing 19.28% of the outstanding shares of Common Stock.

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 1,250,000 shares of Common Stock owned by the Reporting Person.

(c) The 1,250,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective May 31, 2013.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,250,000 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 5, 2012, AFH Advisory entered into a letter of intent (the “LOI”) with two target companies, Eurocar, Inc. (“Eurocar”) and Park Place Motors Ltd. (“Park Place,” together with Eurocar, the “Target Companies”), pursuant to which the Issuer will acquire the Target Companies through a series of transactions including a merger or other business combination pursuant to which the Company would cease to be a shell company, as defined in the rules of the SEC (the “Reverse Merger”).

On January 28, 2013, the parties to the LOI entered into an Amended and Restated Letter of Intent (the “Amended and Restated LOI”). On May 20th, 2013, the parties to the Amended and Restated LOI entered into a Second Amended and Restated Letter of Intent (the “Second Amended and Restated LOI”).

Pursuant to the Second Amended and Restated LOI, following the consummation of the Reverse Merger, AFH Advisory will assist the Company post Reverse Merger in procuring an investment bank to underwrite the Company’s initial public offering in an amount of up to $70 million (the “IPO”). Notwithstanding the foregoing, if the IPO is not consummated, the Company post Reverse Merger may consummate a private financing (the “Subsequent Private Financing”).

The Second Amended and Restated LOI contains a provision which provides that, upon the consummation of the IPO or Subsequent Financing, the Company will issue AFH Advisory five year warrants to purchase the Company’s Common Stock (the “AFH Warrants”). The per share exercise price will be equal to the Exercise Price, which will be equal to 100% of the price at which the Company’s Common Stock is sold in the IPO or the Subsequent Private Financing, as applicable. The number of shares underlying the AFH Warrants will be calculated by dividing $1,000,000 by the Exercise Price.

In consideration for the mergers and acquisitions services rendered to the Company post Reverse Merger by Amir F. Heshmatpour and his relatives, assignees and affiliates (the “AFH Group”), the AFH Group will receive additional shares of the Common Stock (the “Additional AFH Shares”) if the Company Post Merger will meet certain performance targets.

On May 31, 2013, Mr. Jekins purchased 1,250,000 shares of the Common Stock and 25% of the AFH Warrants (as defined above) from AFH Advisory in consideration of $1,000,000. In addition, AFH Advisory agreed to contribute its right to receive the Additional Shares (as defined above) to a newly formed limited liability company, in which AFH Advisory will hold 60% membership interest and Jenkins will hold 40% membership interest. Mr. Jenkins was appointed as a director of the Issuer on May 29, 2013.

Item 7. Material to Be Filed as Exhibits.

None.

4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2013

Roger Jenkins
/s/ Roger Jenkins

5